UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
LiveVested, LLC

Legal status of issuer

  Form
  Other

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  January 29, 2019

Physical address of issuer
310 S. Harrington St. , Raleigh, NC 27603

Website of issuer
https://incolo.io/about/

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$72,334.00	$48,960.00
Cash & Cash Equivalents	$9,226.00	$22,596.00
Accounts Receivable	$23,949.00	$10,864.00
Short-term Debt	$9,788.00	$4,676.00
Long-term Debt	$182,016.00	$59,000.00
Revenues/Sales	$104,257.00	$37,099.00
Cost of Goods Sold	$41,162.00	$18,871.00
Taxes Paid	$0.00	$0.00
Net Income	-$122,439.00	-$26,714.00

May 5, 2022

FORM C-AR

LiveVested, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by LiveVested, LLC, a Delaware Other (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://incolo.io/about/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 5, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

LiveVested, LLC (the "Company") is a Delaware Other, formed on January 29, 2019. The Company was formerly known as CrowdfundNC . The Company is currently also conducting business under the name of Incolo.

The Company is located at 310 S. Harrington St., Raleigh, NC 27603.

The Company's website is https://incolo.io/about.

The information available on or through our website is not a part of this Form C-AR.

The Business

We're a Public Benefit LLC on a mission to create a level playing field by helping founders build Investable businesses which have a scaling impact on those around them. Our goal is to help 1,000 founders grow through the crowd by 2030. Since late 2019, we've helped 20+ founders grow their startups with those who believe in their vision. $3M has been raised by the founders who pursued investment with > 50% coming from the crowd propelling their growth. Collectively, the founders' businesses are valued at $100M+.

We define investable as the state of being where someone would want to invest even if a company is not raising capital. Our approach is holistic and guided by fellow founders who dive deep into founder mindset, team dynamics, hiring, sales & marketing, delivery, and operations as well as capitalization and funding.

RISK FACTORS

Risks Related to the Company's Business and Industry

Limited operating history
The Company was founded in January 2019, is an early-stage company with limited operating history upon which to evaluate its business and has generated limited revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by early-stage companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key personnel.
In particular, the Company is dependent on a few key people, William McGuire , Eric Porper , and Ryan Vet who are Manager & CEO, Manager & Chief Strategist, and Manager & Advisor of the Company. The Company has or intends to enter into employment agreements with William McGuire , Eric Porper , and Ryan Vet although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of William McGuire , Eric Porper , and Ryan Vet or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The managers of the Company will be retained by the Company to render services for the Company, such as operational services and sales. The managers will also continue to engage in other business activities, and those individuals may have conflicts of interests in allocating their time between the Company and other activities in which they are involved. No formal process of resolving any such conflict is in place or planned. Accordingly, all of the manager's decisions will be based upon sound business practices, its fiduciary responsibilities to the Investors and the Company's objectives and policies. The managers believe, however, that they have sufficient time and resources to discharge fully and completely their responsibilities to all businesses in which they are involved.

The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate additional highly-specialized personnel to fulfill various roles within the Company. Competition for such personnel is intense and there can be no assurance that the Company can attract, assimilate or retain sufficiently qualified personnel. The failure to attract and retain the necessary personnel could materially and adversely affect the Company's business, prospects, financial condition and results of operations.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing similar products & services and thus may be better equipped than us to develop and commercialize competing products & services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have

commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, and more. A quarantine could impact the desire or ability by businesses (the Company's clients) to pay for Company's products & services. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including our invoicing practices, corporate governance, and actions taken by others in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

Unpredictability of future revenues; Potential fluctuation in operating results
Because the Company has limited operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation, include, but are not limited to:

• demand for the Company's products and services;

• introduction or enhancement of products and services by the Company and its competitors;

• actual capital expenditures required to bring the Company's products and services to market;

• market acceptance of new products and services of the Company and its competitors;

• price reductions by the Company or its competitors or changes in how products and services are priced;

• the Company's ability to attract, train and retain qualified personnel;

• the amount and timing of operating costs and capital expenditures related to the development and expansion of the Company's business, operations and infrastructure;

• unexpected costs and delays relating to the expansion of operations;

• change in federal or state laws and regulations;

• timing and number of strategic relationships that are established;

• loss of key business partners; and

• fluctuations in general economic conditions.

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Control of the Company

The managers and/or directors comprising the Company's management team will have sole management authority over the business of the Company, regardless of the opposition of Investors to pursue an alternate course of action.

The Company is obligated to indemnify its management

Executive officers and managers of the Company owe certain duties to the Company they serve in connection with the use of its assets. Executive officers and managers are fiduciaries, and as such are under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify officers and managers of the Company for actions or omissions to act by such officers and managers of the Company on behalf of the Company that are authorized under the organizational documents of the Company. In addition, an officer may be entitled to advancement of expenses they may incur associated with or in defense of charges, claims or legal action arising from such person's position as an officer or manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the [technology, healthcare, hospitality and finance sectors and the energy industry]. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the [technology, healthcare, finance] and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Limited ability to protect intellectual property rights

The Company will rely on intellectual property laws to protect its proprietary assets, all of which offer only limited protection. Competitors may infringe upon any patents or trademarks that the Company takes out on its proprietary assets. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. If the Company resorts to legal proceedings to enforce the Company's intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk. Additionally, the Company may become subject to third-party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

The Company has filed for the assumed name "Incolo" and will continue to hold the assumed name "CrowdfundNC."

The trademark "Incolo" is trademarked under serial number 90430200. The asset was registered by William McGuire. The Company has a legal document ("TDocument") between William McGuire and LiveVested, LLC to transfer the trademark to the Company at no cost. The TDocument also assign all rights and interest in the "Incolo" mark to LiveVested, LLC on a royalty-free, perpetual license to use Incolo however they choose before this official transfer.

Employees or related third parties may engage in misconduct or other improper activities
The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third-party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

No audited financial statements
The Company has not yet sought to have its financial information audited by an independent certified public accountant and there is no assurance that it will do so in the future. All financial information provided in the materials has been prepared by the Company's management team and has not been reviewed or compiled by an independent accounting firm.

The Company may not obtain sufficient insurance coverage
The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Military actions in Ukraine, Russia, Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as

well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We're a Public Benefit LLC on a mission to create a level playing field by helping founders build Investable businesses which have a scaling impact on those around them. Our goal is to help 1,000 founders grow through the crowd by 2030. Since late 2019, we've helped 20+ founders grow their startups with those who believe in their vision. $3M has been raised by the founders who pursued investment with > 50% coming from the crowd propelling their growth. Collectively, the founders' businesses are valued at $100M+.

Business Plan

We are an accelerator which helps founders recognize their optionality to grow their startups through a broad base of customers, fans, and others who can become investors ('community investors'). These community investors can be leveraged to grow the startups aligned with a vision set & exit path designed by the founder(s). We like to say we show startups how to turn a $1k check into a $MM sales channel or form a global partnership. While we believe this is the best path for most startups to take, we do not force an investment raise on founders and many of the startups we've served have grown through revenue, grants, or other methods. Our accelerator services are designed to provide optionality to startups to grow with a broad base of invested ambassadors, and also train founders end to end on critical areas of startup growth independent of a raise such as funding through other methods (revenue, grants, loans, etc.), founder to founder and founder to team dynamics; operational areas such as sales & marketing, delivery, public relations, accounting, tax & legal; setting a rigorous schedule for team health & family time among other areas. We believe this holistic approach enables the founder(s) to set the right 'founder mindset' to succeed which is evidenced by the traction the founders & teams we serve are achieving (see https://incolo.io & https://incolo.io/about) We also have engineered our model to provide a scaling impact on the communities startups impact. Long term, our model is designed to operate like a 'Berkshire Hathaway' within regional communities, currently operating as an accelerator which has provided access to the community to share in our growth.

History of the Business

Acquisition of boon, Inc. on December 31, 2020. For avoidance of doubt, the acquisition of the assets known as 'The FENX' from DYSRPT, LLC (William Mac Lackey) on December 31, 2020 was to enhance how we delivered our accelerator services enabled by technology and an additional community.

We have tested multiple go to market models. One of the most recent was to acquire a software technology 2-sided marketplace company (boon, Inc.) to provide software & accelerator services to startups who needed a quicker and less costly method to spin up marketplace companies. However, as of late 2021 our primary goal for boon, Inc. is to continue managing it as a separate company which runs a dental 2-sided marketplace. Formally we were known as CrowdfundNC. Now known as Incolo.

The Company's Products and/or Services

Product / Service	Description	Current Market
Accelerator	-Investment Crowdfunding support -Help founders with SalesOps	Founders are our customers
Founder Community Platform	Paid founder community platform at https://community.incolo.io. Founders of startups in our accelerator programs have free access	Founders are our customers

We have no new products in development.

Accelerator & Founder Community Platform services are delivered via 1 on 1 & group sessions as well as through lessons & courses in https://community.incolo.io.

Competition

The Company's primary competitors are Other accelerators and business consultants.

We operate in a highly competitive and rapidly changing USA marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company's customers are primarily entrepreneurs of startups connected to North Carolina, but we are not limited to that market as seen by those customers we have served. Our accelerator has served entrepreneurs in multiple states including North Carolina, South Carolina, Texas, and more as well as some in the UK through our Founder Community Platform.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Accelerator	none that we are aware of			
Founder Community Platform	none that we are aware of			

While the company is not subject to any federal, state, or local laws we are aware of, we are not attorneys, CPAs, investment advisors, a funding portal, broker-dealer, or exempt reporting advisor, nor do we provide those services. We also are not an Investment Company. The laws and regulations for these aforementioned industries are rapidly involving which may require the Company becomes subject to the regulatory bodies that regulate them which would require the Company to become licensed or registered to continue to operate or to drop a line of business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 310 S. Harrington St. , Raleigh, NC 27603

The Company has the following additional addresses:

The Company conducts business in North Carolina.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
boon, Inc.	C-Corporation	North Carolina	December 21, 2018	91.7%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William McGuire

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Incolo LLC Manager: Inception (January 29, 2019) - Present CEO: Inception - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Incolo LLC Manager: Inception to Present CEO for the day to day operations of Incolo which includes sales, marketing, delivery, and operations. Also President & CEO for boon, Inc. and a member of the Board of Directors

Education

North Carolina State University-Bachelor of Science

Name

Eric Porper

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Incolo LLC Manager - Present Chief Strategist - Present Also Secretary & Treasurer for boon, Inc. and a member of the Board of Directors

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Incolo Manager December 31, 2020 - Present Incolo Chief Strategist and Operations - April 10, 2020 - Present Emblem Vault, Partner: Inception - Present UNBOXED Venture Studio: Inception - Present UNspecified, LLC, Partner: Inception - Present North Carolina Blockchain Initiative, Co-Chair: Inception - Present Cryptolina, Co-Founder: Inception - Present Focus3, Inc., Partner: Inception - Present

Education

Florida State University

Name

Ryan Vet

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Incolo LLC Manager & Advisor-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Incolo LLC Manager: December 31, 2020 - Present boon, Inc. Board of Directors member: Inception - Present boon, Inc. Founder, President & CEO: Inception - December 31, 2020 The Oak House: Inception - Present Third, President: Inception - Present Peoplelogic, Chief Revenue Officer: July 2021 - Present Speaking and Consulting Network, Chief Strategy Officer: Jan 2022 - Present Newchip, VP Marketing: Nov 2020 to Dec 2020 Newchip, President: Dec 2020 to Feb 2021 Ryan Vet launched his first company, a marketing firm, Digi Tech Studio at age 14. From there he helped launch or lead a number of venture-capital based companies before starting Boon, a streamlined way to help provide temporary staffing for healthcare organizations. Additionally, he is co-owner of The Oak House with two locations in NC.

Education

Harvard Business School-Certificate in Global Business Cornell University-Certificate Purdue University-Master of Business Admin

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William McGuire

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Incolo LLC Manager: Inception (January 29, 2019) - Present CEO: Inception - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Incolo LLC Manager: Inception to Present CEO for the day to day operations of Incolo which includes sales, marketing, delivery, and operations. Also President & CEO for boon, Inc. and a member of the Board of Directors

Education

North Carolina State University-Bachelor of Science

Name

Eric Porper

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Incolo LLC Manager - Present Chief Strategist - Present Also Secretary & Treasurer for boon, Inc. and a member of the Board of Directors

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Incolo Manager December 31, 2020 - Present Incolo Chief Strategist and Operations - April 10, 2020 - Present Emblem Vault, Partner: Inception - Present UNBOXED Venture Studio: Inception - Present UNspecified, LLC, Partner: Inception - Present North Carolina Blockchain Initiative, Co-Chair: Inception - Present Cryptolina, Co-Founder: Inception - Present Focus3, Inc., Partner: Inception - Present

Education

Florida State University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in North Carolina.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
William McGuire	CEO Agreement	January 29, 2019	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Unit Common Units
Amount outstanding	219,428 Units
Voting Rights	1 Unit = 1 Vote Approve single transaction expenses of >$50k or less than 1 year debts >$50k
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a

Type of security	P-Series Profits Interest
Amount outstanding	42,099 Units
Voting Rights	Same as Common, with the exception of certain P-Series issuances which have no voting rights.
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a

Type of security	Common Warrant Common Warrant
Amount outstanding	5,000 Units
Voting Rights	Same as Common Units if exercised
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	If all Convertible Notes issued during the Reg CF round are converted to equity, then the Reg CF equity will be diluted by approximately 1.81% if this warrant is exercised.

Type of security	Preferred Series A-1 Units Preferred Unit
Amount outstanding	2,500 Units
Voting Rights	Vote with Common Units
Anti-Dilution Rights	Weighted Average Anti-Dilution
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a

Type of security	2020 Private C. Notes Convertible Notes
Amount outstanding	$48,500.00
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	If all Convertible Notes issued during the Reg CF round are converted to equity, then the Reg CF equity will be diluted by approximately

	0.65% if these 2020 Private C. Notes are converted to equity.

Type of security	2021 Reg CF C. Notes Convertible Notes
Amount outstanding	$131,975.00
Voting Rights	None
Anti-Dilution Rights	None, but C. Note is on Most Favored Nation terms
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Private Investors
Amount outstanding	$48,500.00
Interest rate and payment schedule	Earliest started December 10, 2020 8% simple interest with maturity in December 2022
Amortization schedule	see above
Describe any collateral or security	Unsecured, No recourse Subordinated and junior in right of payment to Senior Creditors (excludes debt from any members or Managers of the company)
Maturity date	December 10, 2022
Other material terms	Earliest maturity is December 10, 2022 and latest is December 31, 2022.

Type of debt	Convertible Notes
Name of creditor	2021 Reg CF Investors
Amount outstanding	$131,975.00
Interest rate and payment schedule	Earliest started June 2021 8% simple interest with maturity between June and August 2022
Amortization schedule	see above
Describe any collateral or security	Unsecured, No recourse Subordinated and junior in right of payment to Senior Creditors (excludes debt from any members or Managers of the company)
Maturity date	June 6, 2024
Other material terms	Earliest maturity is June 6, 2024 and latest is August 31, 2024

Type of debt	EIDL
Name of creditor	USA Small Business Administration
Amount outstanding	$9,200.00
Interest rate and payment schedule	3.75% over 30 years
Amortization schedule	30 years starting with $5,500 starting on July 1, 2020 $3,700 starting on January 20, 2020
Describe any collateral or security	Without notice or demand and without giving up any of its rights, SBA may: A) Require immediate payment of all amounts owing under this Note; B) Have recourse to collect all amounts owing from any Borrower or Guarantor (if any); C) File suit and obtain judgment; D) Take possession of any Collateral; or E) Sell, lease, or otherwise dispose of, any Collateral at public or private sale, with or without advertisement.
Maturity date	July 1, 2050
Other material terms	1st loan is due on July 1, 2050 2nd loan is due on Jan 20, 2052

Type of debt	Loan from Member
Name of creditor	Judy McGuire
Amount outstanding	$5,000.00
Interest rate and payment schedule	October 16, 2019 - October 15, 2020 @ 0% interest October 16, 2020 - December 31, 2025 @ 0.38% annual interest
Amortization schedule	see above
Describe any collateral or security	None, Non-recourse
Maturity date	December 31, 2025
Other material terms	

Type of debt	US Bank Credit Card Promo
Name of creditor	US Bank
Amount outstanding	$1,583.00
Interest rate and payment schedule	3% fee on original transfer 0% interest if the required monthly minimum payment is paid and the entire balance is paid off by August 2023
Amortization schedule	see above
Describe any collateral or security	None, Non-recourse
Maturity date	August 31, 2023
Other material terms	

Type of debt	Line of credit
Name of creditor	Management Team
Amount outstanding	$1,500.00
Interest rate and payment schedule	The management team provides short term loans (< 1yr) with 0% interest to the company from time to time. The principal on these is paid off with a combination of cash and/or property on a rolling basis.
Amortization schedule	see above
Describe any collateral or security	None, Non-Recourse
Maturity date	December 31, 2022
Other material terms	

The total amount of outstanding debt of the company is $197,758, including Convertible Notes, but not revolving credit card debt.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred	2,500	$2,500.00	Operations	April 22, 2019	Rule 506(b)
Convertible Notes	0	$48,500.00	Legal & Tax work for acquisition and asset purchase; Contingency	December 10, 2020	Rule 506(b)
Convertible Notes	0	$131,975.00	Team, Legal, Tax, & Accounting, Marketing & Sales	March 16, 2021	Regulation CF

This excludes any equity granted to team, advisors, and/or service partners.

Ownership

A majority of the Company is owned by 7 people. Majority Vote and control is held by the same people who are also Managers which are William McGuire, Eric Porper, and Ryan Vet. There are 27 current equity holders in total. This does not include 35 convertible notes who can become equity holders upon a conversion event.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
William McGuire	39.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

As of December 31, 2021, the Company had approximately $9,200 of working capital plus $31,000 of cash contracts for January through March 2022 and will likely incur losses prior to generating positive working capital in 2022. During the next 12 months, the Company intends to fund its operations with funding from an investment campaign, and funds from revenue producing activities. The Company may also seek a line of credit. While we've been able to significantly increase client revenue for our contracts, our significant challenges are scalability of the team and cash basis of those contracts.

The Company intends to achieve profitability from client contracts and has been productizing part of its services to streamline delivery and increase scalability.

Liquidity and Capital Resources

On March 16, 2021 the Company conducted an offering pursuant to Regulation CF and raised $131,975.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

In 2019, 2020, and 2021, the Company has been able to raise capital from investors as well as establish credit facilities for lines of credit ranging between a few months to less than 5 years. As of April 2022, the Company has the ability to establish new credit facilities if needed and is also planning for a capital raise.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
If the convertible notes do not convert in December of 2022 as well as between June and August of 2024, then the Company is obligated to pay them back with interest.

Most of the Company revenue carries an approximate 10% sales fee or commission paid to various parties.

There is an arrangement for the Company to pay a small portion of Boon Inc.'s revenue to Ryan Vet upon the revenue success of Boon, Inc. to repay Ryan Vet for operating capital he loaned to the company from 2019 to 2020 that was not reflected in the acquisition costs of boon Inc. The max on this arrangement is $200,000.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Judy McGuire (Founder's mother)
Relationship to the Company	Investor
Total amount of money involved	$15,750.00
Benefits or compensation received by related person	Loan principal + flat interest of $750. This was paid.
Benefits or compensation received by Company	$15,000 for a short term cash need
Description of the transaction	(Paid off) Loan for short term cash need
Related Person/Entity	Judy McGuire (mother of Founder)
Relationship to the Company	Investor
Total amount of money involved	$5,000.00
Benefits or compensation received by related person	Principal + Interest (see aforementioned documentation on rate & term)
Benefits or compensation received by Company	$5,000 in cash for operational needs
Description of the transaction	Long term loan due December 31, 2025
Related Person/Entity	Eric Porper
Relationship to the Company	Manager
Total amount of money involved	$3,001.00
Benefits or compensation received by related person	Return of Loan Principal via cash or in kind.
Benefits or compensation received by Company	Bought laptop from company + any remaining principal
Description of the transaction	Short term loan from Manager

Related Person/Entity	William McGuire
Relationship to the Company	Manager & CEO
Total amount of money involved	$9,000.00
Benefits or compensation received by related person	Return of loan principal, 0% interest
Benefits or compensation received by Company	Operational cash
Description of the transaction	Short term loans to company from founder

Property, Goods or Services

Related Person/Entity	Eric Porper
Relationship to the Company	Manager
Total amount of money involved	$1,477.90
Benefits or compensation received by related person	Laptop
Benefits or compensation received by Company	Pay down of loan principal from Loan from Eric to company.
Description of the transaction	See Related Person's loans - Eric Porper

Securities

Related Person/Entity	Judy McGuire (mother of founder)
Relationship to the Company	Investor
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Equity ownership in the company; Convertible Note in Company
Benefits or compensation received by Company	Cash for operations
Description of the transaction	Equity & Convertible Debt securities to Judy McGuire

Related Person/Entity	Marshal Porper (father of Manager, Eric Porper)
Relationship to the Company	Investor
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	Same terms as the other investors in the 2021 Reg CF round
Benefits or compensation received by Company	Cash for operations
Description of the transaction	Convertible Debt securities to Marshal Porper

Related Person/Entity	Eric Porper
Relationship to the Company	Manager
Total amount of money involved	$1,500.00
Benefits or compensation received by related person	Same terms as the other investors in the 2021 Reg CF round
Benefits or compensation received by Company	Cash for operations
Description of the transaction	Convertible Debt securities to Eric Porper

Related Person/Entity	Patrick McGuire (brother of founder)
Relationship to the Company	Investor
Total amount of money involved	$5,000.00
Benefits or compensation received by related person	Same terms as the other investors in the 2021 Reg CF round
Benefits or compensation received by Company	Cash for operations
Description of the transaction	Convertible Debt securities to Patrick McGuire

Intellectual Property

Related Person/Entity	William McGuire
Relationship to the Company	Founder, CEO, & Manager
Total amount of money involved	$0.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Trademark According to Trademark attorney, the "Incolo" mark needed to be registered an individual 1st before it was in use. There is no easy way to transfer it, so the mark belongs to LiveVested, LLC via an internal company agreement.
Description of the transaction	Incolo trademark

Future Transactions

Related Person/Entity	Multiple
Relationship to the Company	Any existing equity holder or investor who wants to provide the company loans or equity capital
Total amount of money involved	$0.00
Benefits or compensation received by related person	On same terms as what the Company could receive from the market
Benefits or compensation received by Company	Operational / Growth cash
Description of the transaction	Revolving loans

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Competitors

Related Person/Entity	William McGuire
Relationship to the Company	Founder, Manager, & CEO
Total amount of money involved	$5,002.00
Benefits or compensation received by related person	Return on investment in Newchip, StartEngine & Wefunder if they are successful. Newchip is probably the closest competitor. StartEngine & Wefunder are more like partners to the Company.
Benefits or compensation received by Company	n/a
Description of the transaction	William McGuire equity in Newchip, StartEngine, & Wefunder

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/William McGuire
(Signature)

William McGuire
(Name)

Manager & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/William McGuire
(Signature)

William McGuire
(Name)

Manager & CEO
(Title)

(Date)

/s/Eric Porper
_____
(Signature)

Eric Porper
_____
(Name)

Manager & Chief Strategist
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

LiveVested, LLC (DBA Incolo)

Unaudited Financial Statements

December 31, 2021

LiveVested, LLC (DBA Incolo)
BALANCE SHEET
As of December 31, 2021 (Unaudited, Accrual Basis)

	TOTAL
▾ ASSETS	
▾ Current Assets	
▸ Bank Accounts	$9,225.64
▸ Accounts Receivable	$23,948.47
▸ Other Current Assets	$39,159.71
Total Current Assets	$72,333.82
TOTAL ASSETS	$72,333.82
▾ LIABILITIES AND EQUITY	
▾ Liabilities	
▸ Current Liabilities	$9,788.39
▸ Long-Term Liabilities	$182,015.75
Total Liabilities	$191,804.14
▸ Equity	$ -119,470.32
TOTAL LIABILITIES AND EQUITY	$72,333.82

As of December 31, 2022: Common Units (400,000 units authorized, approximately 261,527 issued & outstanding* including P-Series Units); Preferred Series A-1 (50,000 units authorized, 2,500 outstanding); Preferred Series A-2 (150,000 authorized, 0 outstanding).

There are Convertible Notes in the total amount of $50,00 plus interest accruing that is convertible into Preferred Series A-1 in June 2024 and approximately $130,500 plus interest accruing that are convertible into Preferred Series A-2 ($48,500) starting December 2022 and the rest in June, July, and August of 2024.

*The total outstanding includes an unexercised warrant with rights to 5,000 Common Units, but does not include 8,901 P-Series Units that are planned for issuance in the future.

The assets do not include the face value or assumed value of any held equity positions or any unexercised warrants issued to Incolo.

LiveVested, LLC (DBA Incolo)
BALANCE SHEET

As of December 31, 2020 (Unaudited, Accrual Basis)

	TOTAL
▼ ASSETS	
▼ Current Assets	
▸ Bank Accounts	$22,596.16
▸ Accounts Receivable	$10,863.75
▸ Other Current Assets	$15,500.00
Total Current Assets	**$48,959.91**
TOTAL ASSETS	**$48,959.91**
▼ LIABILITIES AND EQUITY	
▼ Liabilities	
▸ Current Liabilities	$4,675.80
▸ Long-Term Liabilities	$59,000.00
Total Liabilities	**$63,675.80**
▸ Equity	$ -14,715.89
TOTAL LIABILITIES AND EQUITY	**$48,959.91**

Common Units (400,000 units authorized, approximately 264,322 issued & outstanding* including P-Series Units as of December 31, 2020); Preferred Series A-1 (50,000 units authorized, 2,500 outstanding as of December 31, 2020); Preferred Series A-2 (150,000 authorized, 0 outstanding as of December 31, 2020)

*The total outstanding includes an unexercised warrant with rights to 5,000 Common Units as well as approximately 3,668 Common Units and approximately 1,765 Profits Interest Units which may be issues pending the final close activities of boon, Inc. expected to complete no later than March 31, 2021.

The assets do not include the face value or assumed value of any held equity positions or any unexercised warrants issued to Incolo.

LiveVested, LLC (DBA Incolo)

STATEMENT OF OPERATIONS
From January 1, 2021 through December 31, 2021 (Unaudited, Cash Basis)

	TOTAL
▸ Income	$104,256.97
▸ Cost of Goods Sold	$41,162.12
GROSS PROFIT	$63,094.85
▸ Expenses	$185,534.00
NET OPERATING INCOME	$ -122,439.15
NET INCOME	$ -122,439.15

From January 1, 2020 through December 31, 2020 (Unaudited, Cash Basis)

	TOTAL
▸ Income	$37,099.31
▸ Cost of Goods Sold	$18,871.25
GROSS PROFIT	$18,228.06
▾ Expenses	
▸ Corporate Operating Expenses	19,547.35
▸ Sales & Marketing	25,394.51
Total Expenses	$44,941.86
NET OPERATING INCOME	$ -26,713.80
NET INCOME	$ -26,713.80

LiveVested, LLC (DBA Incolo)

STATEMENT OF UNITHOLDERS' EQUITY

From January 29, 2029 (Inception) through December 31, 2021 (Unaudited)

	Series A-1 Preferred Issued & Outstanding		Series A-2 Preferred Issued & Outstanding		Common Issued & Outstanding		Common (P-Series) Issued & Outstanding		Member's Surplus /	
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	(Deficit)	Total
					(Reflects 10-fold increase to Units from the Unit split that occurred on November 14, 2020)					
Balance as of										
Jan 29, 2019 (unaudited)	-	$ -	-	$ -	200,000	$ 13,437	-	$ -	$ (13,437)	$ (13,437)
Issuance of Common Units					18,000					
Issuance of P-Series ("Profits Interests") Units							-	$ -		
Issuance of Preferred Units	2,500	$ 25,000	-	$ -						$ 25,000
Surrender/Cancellation of Common Units					(19,500)					
Net Income / (Loss)									$ (24,003)	$ (24,003)
Balance as of										
December 31, 2019 (unaudited)	2,500	$ 25,000	-	$ -	198,500	$ 13,437	-	$ -	$ (37,440)	$ (12,440)
Issuance of Common Units					-	$ -				
Issuance of P-Series ("Profits Interests") Units							23,775	$ -		
Issuance of Preferred Units	-	$ -	-	$ -						
Surrender/Cancellation of Common Units					(24,500)	$ -				
Net Income / (Loss)									$ (26,713)	$ (26,713)
Balance as of										
December 31, 2020 (unaudited)	2,500	$ 25,000	-	$ -	174,000	$ 13,437	23,775	$ -	$ (64,153)	$ (39,153)
Issuance of Common Units					55,428					
Issuance of P-Series ("Profits Interests") Units							18,324	$ -		
Issuance of Preferred Units	-	$ -	-	$ -						
Surrender/Cancellation of Common Units					(10,000)					
Net Income / (Loss)									$ (122,439)	$ (122,439)
Balance as of										
December 31, 2021 (unaudited)	2,500	$ 25,000	-	$ -	219,428	$ 13,437	42,099	$ -	$ (186,592)	$ (161,592)

Does not include all outstanding unexercised warrants with rights to 5,000 Common Units or $180,475 of Convertible Debt.

LiveVested, LLC (DBA Incolo)

STATEMENT OF CASH FLOWS
From January 1, 2021 through December 31, 2021 (Unaudited)

	TOTAL
▾ OPERATING ACTIVITIES	
Net Income	-109,354.43
▸ Adjustments to reconcile Net Income to Net Cash provi...	-31,631.84
Net cash provided by operating activities	$ -140,986.27
▸ FINANCING ACTIVITIES	$127,615.75
NET CASH INCREASE FOR PERIOD	$ -13,370.52
Cash at beginning of period	22,596.16
CASH AT END OF PERIOD	$9,225.64

From January 1, 2020 through December 31, 2020 (Unaudited)

	TOTAL
▾ OPERATING ACTIVITIES	
Net Income	-22,998.55
▸ Adjustments to reconcile Net Income to Net Cash provid...	3,627.56
Net cash provided by operating activities	$ -19,370.99
▸ FINANCING ACTIVITIES	$40,986.24
NET CASH INCREASE FOR PERIOD	$21,615.25
Cash at beginning of period	980.91
CASH AT END OF PERIOD	$22,596.16

6

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 (unaudited)

NOTE 1 - NATURE OF OPERATIONS

LiveVested, LLC (DBA Incolo) (which may be referred to as the "Company," "we," "us," or "our"). The Company provides a startup ecosystem for all founders. This currently includes educational events & an EdTech platform, business advisory from fellow founders, and paths to funding for businesses to grow, scale, and exit.

The Company was formed on January 29, 2019 in the State of Delaware as a Public Benefit LLC.

Since Inception, the Company has relied on funds received from its founder, small business loans, revolving debt from the founder, approximately $205,475 of investment (equity and convertible debt), and client revenue to fund its operations. As of December 31, 2021, the Company had approximately $9,200 of working capital plus $31,000 of cash contracts for January through March 2022 and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from an investment campaign (see Note 7), and funds from revenue producing activities. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2021, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $9,200 of cash on hand.

Receivables and Credit Policy

Receivables from customers are uncollateralized customer obligations due under normal terms, primarily requiring payment as or after services are rendered. Receivables are stated at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice, or are paid on demand without an invoice through https://community.incolo.io portal. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Property and Equipment

As of December 31, 2021, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles as stated below.

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment includecurrent operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Income Taxes

The Company is an LLC taxed as a partnership therefore it pays no Income tax. Its subsidiary boon, Inc. is a "C" Corporation and does pay Income taxes. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxescurrently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns for boon, Inc. to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, boon, Inc has accumulated a tax loss of approximately $350,283. Boon, Inc. will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue on a monthly basis from member subscriptions paid in advance within https://community.incolo.io, from prearranged payment schedules starting as early as within 15 days of the Effective Date of services rendered through Launch, and/or when future revenues from any equity positions in client's companies are recognized. As of December 31, 2021, the Company had recognized $104,256 and $37,099 as of December 31, 2020 (cash basis).

Advertising Expenses

The Company expenses advertising costs as they are incurred.Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of organization and/or incorporation are expensed as incurred.

Software Development Costs

The Company's subsidiary boon, Inc. applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to researchand development expense until technological feasibility is established. With boon, Inc.'s current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete and US based workers are paid on a W-2 basis. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of Cost of Sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times,the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promisedgoods or services are transferred to customers in an amount that reflects the consideration expected to be received forthose goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed its tax return for the period ending December 31, 2021, nor has it filed the income tax return for boon, Inc. for the period ended December 31, 2021, which will remain subjectto examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. All past tax returns have been filed for both entities.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

On or about January 28, 2021 Will McGuire and LiveVested, LLC dba CrowdfundNC were advised by email that a lawsuit has been initiated in the United States District Court for the Eastern District of North Carolina by a pro se Plaintiff claiming racial discrimination. On February 26, 2021 in a Recommendation and Memorandum, the United States District Court for the Eastern District of North Carolina recommended the case be dismissed on the basis of it being frivolous. The Plaintiff did not object and the case was dismissed on March 12, 2021 on the basis of it being frivolous.

Although management is unaware of any other threatened or pending litigation against the Company, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of another a lawsuit.

NOTE 5 – EQUITY

A summary of the existing issued and outstanding Units of the Company is located in the table below.

Type of Unit > Characteristics Below	Common	P-Series (A sub-series of Common) "Profits Interest"	Preferred Series A-1	Preferred Series A-2
Issued & Outstanding* | Authorized	219,428* | 400,000	51,000 | At Board's discretion	2,500 | 50,000	0 | 150,000
Priority Return %/year	N/A	N/A	0%, but Board can vote to change this	N/A
Liquidation Preference	None		0.8X on Net Cash Flows until the Capital Contributions are returned; 0.2X after 1.0X for Capital Transactions	
Vote	1 Unit = 1 Vote	1 Unit = 1 Vote except as specified	1 Unit = 1 Vote	None
Convertible to Common	N/A	N/A, P-Series are a type of Common	Yes. Manually at the option of the holder or automatic**	
Other Information	Can be Major Member. Major Members have Preemptive (Pro-rata) Rights.			

P-Series Common Units are intended to be classified as a profits interest for federal income tax purposes pursuant to Internal Revenue Service Revenue Procedure 93-27 and Section 2.7 of this Agreement and as reflected in the restricted unit grant and the Company's books and records.

*On a fully diluted basis including all warrants (5,000 Common Units) and approximately 3.20% (8,901 P-Series Common Units) in an Unallocated Option pool.

Issued & Outstanding DOES NOT include any Units for current or future raises.

**Automatic upon Qualified Equity Financing ($2M received post the previous round of financing), Mergers, Sale of Company (at least $50M valuation with $15M in gross proceeds), Dissolution.

Does not reflect the potential conversion of approximately $50,000 in Convertible Notes at an $8.2M valuation cap into Series A-1, nor does it reflect the potential conversion of $48,500 in Convertible Notes at a $2.5M valuation cap into Series A-2 Units, nor does it reflect the potential conversion of $81,975 in Convertible Notes at an $8.2M valuation cap into Series A-2 Units.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on January 29, 2019. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Raise Offering
The Company is planning to run a future raise in 2022 to expand operations. The amount & timing of this raise has not been determined.

The Company has issued a total of 219,428 Common units at a price of $.0001 per unit to $29.21 per unit from February 2019 through March 2021. The Company has also issued 42,099 P-Series Units at a price of 4.938 per unit to $29.21 per Unit from February 2020 to March 2021. The Company has also issued 2,500 units of Preferred Series A-1 units at a price of $10.00 per unit April 2019.

Issuance of Debt

The Company has issued convertible promissory notes totaling $180,475 over 2 investment rounds.

$48,500 of these notes have a simple interest rate of 8% and mature December 2022 and have a valuation cap of $2.5M (if converted).

$50,000 of these notes have a simple interest rate of 8% and mature June 2022 and have a valuation cap of $8.2M (if converted).

$81,975 of these notes have a simple interest rate of 8% and mature between June and August 2022 and have a valuation cap of $8.2M (if converted).

The Company has a $9,200 EIDL loan outstanding. The loan has a 3.75% interest rate and $5,500 matures on July 1, 2050 and $3,700 matures on January 20, 2052. Payments are $47.00 per month starting July 1, 2022.

The Company has a $5,000 loan outstanding. The loan has a 0.38% interest rate and matures on December 31, 2025.

The Company has $1,583.00 due on a US Bank credit card which carries 0% interest if the required minimum balance is paid and the entire balance is paid off by August 2023. The Company has been paying this down and anticipates paying this off on time.

Revolving short-term debt (less than 1 year) from founder and team at 0% interest. The balance of this on December 31, 2021 is $0.

Management's Evaluation

Management has evaluated subsequent events through April 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.